1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

TSMC October 2010 Sales Report
Hsinchu, Taiwan, R.O.C. –November 10, 2010 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for October 2010: On an unconsolidated basis, net sales were approximately NT$37.37 billion, an increase of 2 percent over September 2010 and an increase of 28.1 percent over October 2009. Revenues for January through October 2010 totaled NT$337.49 billion, an increase of 49.4 percent compared to the same period in 2009.
On a consolidated basis, net sales for October 2010 were approximately NT$ 38.43 billion, an increase of 2.1 percent over September 2010 and an increase of 27.2 percent over October 2009. Revenues for January through October 2010 totaled NT$347.82 billion, an increase of 48.7 percent compared to the same period in 2009.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2010*	2009	Increase (Decrease)%
October	37,373	29,181	28.1
January through October	337,490	225,927	49.4

*	Year 2010 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2010*	2009	Increase (Decrease)%
October	38,427	30,219	27.2
January through October	347,823	233,866	48.7

*	Year 2010 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho	Elizabeth Sun	Michael Kramer	Ophelia Chang
Senior VP & CFO	Director	Principal Specialist	Specialist
Tel: 886-3-566-4602	Corporate Communication Division	PR Department	PR Department
	Tel: 886-3-568-2085	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Mobile: 886-988-937999	Ext. 7126216	Ext. 7125786
	E-Mail: elizabeth_sun@tsmc.com	Mobile: 886-988-931352	Mobile: 886-988-930039
		E-Mail: pdkramer@tsmc.com	E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
November 10, 2010
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties.
3) endorsements and guarantees, and 4) financial derivative transactions for the period of October 2010.
1)	Sales volume (in NT$ thousand)

Period	Items	2010	2009
October	Net sales	37,372,507	29,180,950
Jan.-Oct.	Net sales	337,489,838	225,927,472
2)	Funds lent to other parties (in NT$ thousand)

	Limit of Lending	Oct	Bal. as of period end
TSMC	107,304,726	—	—
TSMC’s subsidiaries	33,943,317	1,253,200	1,253,200
3)	Endorsements and guarantees: None

4)	Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	3,380,783	5,915,175	—	—	—	—	—
	Mark to Market Profit/Loss	—	(4,843)	(23,335)	—	—		—	—
	Unrealized Profit/Loss	—	(4,843)	(205,077)	—	—		—	—
Expired Contracts	Notional Amount	—	58,675,763	206,653,421	—	—	—	—	—
	Realized Profit/Loss	—	154,561	217,077	—	—		—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	50,162	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(2,108)	—	—	—		—	—
	Unrealized Profit/Loss	—	(906)	—	—	—		—	—
Expired Contracts	Notional Amount	—	2,277,803	—	—	—	—	—	—
	Realized Profit/Loss	—	(347)	—	—	—		—	—

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 10, 2010	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer